SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 4)

                         Dr. Pepper/Seven-Up Companies, Inc.
                       --------------------------------------
                                   (Name of Issuer)

                        Common Stock, Par Value $.01 per Share
                     -------------------------------------------
                            (Title of Class of Securities)

                                       256131  30  1
                           --------------------------------
                                    (CUSIP Number)

                                 Henry A. Udow, Esq.
                                Cadbury Beverages Inc
                                  6 High Ridge Park
                                    P.O. Box 3800
                           Stamford, Connecticut 06905-0800
                              Telephone: (203) 329-0911
                  ------------------------------------------------
                    (Name, Address, and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                      Copies to:

          Michael A.C. Clark, Esq.                Alfred J. Ross, Jr., Esq.
          Cadbury Schweppes plc                   Shearman & Sterling
          25 Berkeley Square                      599 Lexington Avenue
          London W1X 6HT                          New York, NY 10022
          England                                 Telephone: (212) 848-4000
          Telephone: 011-4471-830-5006

                                   October 25, 1994
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          ==================================================================

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule
          13d-1(b)(3) or (4), check the following box [   ].

          Check the following box if a fee is being paid with this
          statement [   ].


                                  Page 1 of 6 Pages

           CUSIP NO. 256131 30 1


            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of above Person
               CADBURY BEVERAGES INC




            2  Check the Appropriate Box if a Member of a Group (See
               Instructions)
               [ ]   (a)
               [ ]   (b)

            3  SEC Use Only

            4  Source of Funds (See Instructions)
                    BK, AF, WC

            5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [ ]

            6  Citizenship or Place of Organization
                     DELAWARE

                            7  Sole Voting Power
              Number of
               Shares
            Beneficially    8  Shared Voting Power
              Owned By              15,620,746
                Each
              Reporting     9  Sole Dispositive Power
               Person
                With        10 Shared Dispositive Power
                                    15,620,746

           11  Aggregate Amount Beneficially Owned by Each Reporting
               Person
                    15,620,746

           12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                 [ ]

           13  Percent of Class Represented by Amount in Row (11)
                    Approximately 25.3%

           14  Type of Reporting Person (See Instructions)
                    CO



                                  Page 2 of 6 Pages

           CUSIP NO. 256131 30 1


            1  Name of Reporting Person
               S.S. or I.R.S. Identification No. of above Person
               CADBURY SCHWEPPES PUBLIC LIMITED COMPANY




            2  Check the Appropriate Box if a Member of a Group (See
               Instructions)
               [ ]   (a)
               [ ]   (b)

            3  SEC Use Only

            4  Source of Funds (See Instructions)
                    BK, AF, WC

            5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                 [ ]

            6  Citizenship or Place of Organization
                     ENGLAND

                            7  Sole Voting Power
              Number of
               Shares
            Beneficially    8  Shared Voting Power
              Owned By              15,620,746
                Each
              Reporting     9  Sole Dispositive Power
               Person
                With        10 Shared Dispositive Power
                                    15,620,746

           11  Aggregate Amount Beneficially Owned by Each Reporting
               Person
                    15,620,746

           12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                 [ ]

           13  Percent of Class Represented by Amount in Row (11)
                    Approximately 25.3%

           14  Type of Reporting Person (See Instructions)
                    CO



                                  Page 3 of 6 Pages

        This Amendment No. 4 amends the Statement on Schedule 13D (the
"Schedule 13D") filed with the Securities and Exchange Commission on October
25, 1994 by Cadbury Beverages Inc. This Amendment No. 4 is filed with respect to the shares of Common Stock, par value $.01 per share, of Dr. Pepper/Seven-Up Companies, Inc. Row 13 of the second part of the cover page on pages 2 and 3 of the Schedule 13D is hereby amended in order to correct an error in the "Percent of Class Represented by Amount in Row (11)", which was incorrectly stated as 23.3% instead of 25.3%.




                                  Page 4 of 6 Pages

                                      Signature
                                      ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          October 25, 1994                        CADBURY BEVERAGES INC



                                             By  /s/ Henry A. Udow
                                               -----------------------------
                                                 Name: Henry A. Udow
                                                 Title:   Vice President








































                                  Page 5 of 6 Pages

                                      Signature
                                      ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          October 25, 1994                        CADBURY SCHWEPPES PLC



                                             By  /s/ Michael A.C. Clark
                                               -----------------------------
                                                 Name: Michael A.C. Clark
                                                 Title: Group Secretary
                                                        and Chief Legal Officer






































                                  Page 6 of 6 Pages